Filed by American Capital, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Commission File No. 814-00149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ________________
FORM 8-K
 ________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 1, 2016

________________

American Capital, Ltd.

(Exact name of registrant as specified in its charter)
________________

DELAWARE	814-00149	52-1451377
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814
(Address of principal executive offices, zip code)
Registrant’s telephone number, including area code: (301) 951-6122
N/A
(Former name or former address, if changed since last report)
 ________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
On October 18, 2016, American Capital, Ltd., a Delaware corporation (“American Capital” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Definitive Proxy Statement”) with respect to the annual meeting of the Company’s stockholders scheduled to be held on December 15, 2016 to, among other things, vote on the approval of the merger with Ares Capital Corporation, a Maryland corporation.
As previously disclosed in the Definitive Proxy Statement, a consolidated putative stockholder class action has been filed by stockholders of the Company challenging the mergers in the Circuit Court for Montgomery County, Maryland (the “Court”) under the caption IN RE AMERICAN CAPITAL, LTD., SHAREHOLDER LITIGATION, Case No. 422598-V.
On September 23, 2016, the Court heard argument on defendants’ motion for a protective order to stay discovery, defendants’ motion to dismiss and plaintiffs’ motion for limited expedited discovery. On October 6, 2016, the Court denied in part and granted in part defendants’ motion to dismiss and granted plaintiffs’ motion for limited expedited discovery.
The parties engaged in expedited discovery pursuant to the Court’s order, which was completed on November 4, 2016. The Court scheduled a preliminary injunction hearing for November 18, 2016. On November 7, 2016, counsel for plaintiffs submitted a letter to the Court requesting the Court vacate the preliminary injunction hearing scheduled for November 18, 2016. Also on November 7, 2016, the Court cancelled the previously scheduled preliminary injunction hearing. On November 9, 2016, counsel for defendants sent a letter to counsel for plaintiffs regarding the withdrawal of the motion for preliminary injunction and demanding, on behalf of the Company’s board of directors, that counsel for plaintiffs immediately notify the Company’s board of directors of any misstatements or omissions that plaintiffs contend exist in the Definitive Proxy Statement. On November 11, 2016, counsel for plaintiffs sent a letter to counsel for defendants asserting that the misstatements and omissions in the Definitive Proxy Statement were “legion,” but refused to identify any of them.
Important information concerning the proposed mergers is set forth in the Definitive Proxy Statement. The Definitive Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the Definitive Proxy Statement.
The Company believes that no further disclosure is required to supplement the Definitive Proxy Statement under applicable laws and provides the supplemental disclosures set forth below solely to avoid the expense and distraction of further litigation. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.
If you have any questions about any of the matters to be voted on at the Company’s annual meeting, the Definitive Proxy Statement or this Current Report on Form 8-K, would like additional copies of the Definitive Proxy Statement or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Georgeson Inc., the Company’s proxy solicitor, at the address and telephone numbers listed below. You will not be charged for any of these documents that you request.
Georgeson Inc.
1290 Avenue of the Americas
New York, New York 10104
1-866-628-6079 (toll free) or 1-781-575-2137 (international)
acas@georgeson.com (email)

Instructions for voting your shares at the annual meeting of shareholders on December 15, 2016 are included with the Definitive Proxy Statement. If you have previously voted your shares and do not wish to change your vote, you do not need to take any further action. If you have previously voted your shares, voting again will supersede your previous vote, regardless of how you previously voted (i.e., by telephone, internet or mail).

SUPPLEMENTAL DISCLOSURES
These supplemental disclosures to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Except as specifically provided in this Current Report on Form 8-K, the information provided in the Definitive Proxy Statement continues to apply. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K is more current.
SUMMARY
The following disclosure amends and supplements the disclosure on page 46 of the definitive proxy statement by removing the last full paragraph under the heading “American Capital and Ares Capital Have Agreed When and How American Capital Can Consider Third Party Acquisition Proposals (page 234)” on such page in its entirety and replacing it with the following:
Under confidentiality agreements entered into during American Capital’s strategic review process, third parties may privately request a waiver from American Capital’s board of directors to submit an unsolicited acquisition proposal to American Capital’s board of directors.
DESCRIPTION OF THE TRANSACTIONS
Background of the Transactions
The following disclosure amends and supplements the disclosure on page 133 of the Definitive Proxy Statement by removing the second sentence of the fifth full paragraph on such page in its entirety and replacing it with the following:

Mr. Wilkus and American Capital’s financial advisors discussed the conversations American Capital’s financial advisors and representatives of management previously had with the Elliott Parties, including the telephonic conversation between Messrs. Wilkus and Erickson and the Elliott Parties on November 20, 2015.
The following disclosure supplements the disclosure on page 133 of the Definitive Proxy Statement by adding the following new paragraph immediately following the sixth full paragraph on such page:
Also on November 23, 2015, American Capital entered into a confidentiality and standstill agreement with the Elliott Parties. Pursuant to the terms of such agreement, representatives of American Capital discussed various aspects of the proposed strategic review process with the Elliott Parties.
The following disclosure supplements the disclosure on page 134 of the Definitive Proxy Statement by adding the following new paragraph immediately prior to the first full paragraph on such page:

Following the meeting of American Capital’s board of directors on November 24, 2015, representatives of American Capital continued their discussions with the Elliott Parties regarding American Capital’s strategic review process, subject to the terms of the confidentiality and standstill agreement entered into with the Elliott Parties on the previous day. Such confidentiality and standstill agreement expired at 5:00 p.m. on November 24, 2015.
The following disclosure amends and supplements the disclosure on page 134 of the Definitive Proxy Statement by removing the second full paragraph on such page in its entirety and replacing it with the following:

Before the market opened on November 25, 2015, American Capital issued a press release announcing the actions taken at the November 22, 2015 and November 24, 2015 meetings described above. All confidential information provided to the Elliott Parties pursuant to the terms of the confidentiality and standstill agreement entered into on November 23, 2015, was included in such press release and, as such, became publicly available.

The following disclosure supplements the disclosure on page 137 of the Definitive Proxy Statement by adding the following new sentences immediately following the last sentence of the sixth full paragraph on such page:
Ares Capital’s initial indication of interest offered implied consideration equal to $15.57 per share of American Capital common stock, Party 3’s initial indication of interest offered implied consideration equal to either $16.50 or $15.11 per share of American Capital common stock, based on two different proposed transaction structures, Party 4’s initial indication of interest offered implied consideration equal to $14.00 per share of American Capital common stock, and

Party 5’s initial indication of interest offered implied consideration equal to $18.00 per share of American Capital common stock. The fifth party submitting a whole company bid did not submit a valuation with its initial indication of interest.
The following disclosure supplements the disclosure on page 139 of the Definitive Proxy Statement by adding the following new paragraph immediately following the ninth full paragraph on such page:

On or about April 7, 2016, representatives of American Capital approached several of American Capital’s major stockholders to offer such stockholders the opportunity to enter into confidentiality agreements to enable such stockholders to receive confidential information about the strategic review process. All of such stockholders declined the offer, except for Party 1, which later entered into a confidentiality agreement to receive such information, as described below.
The following disclosure supplements the disclosure on page 142 of the Definitive Proxy Statement by adding the following new sentences immediately following the last sentence of the fourth full paragraph on such page:
Such information included (i) copies of timelines setting forth key dates and/or phases of the strategic review process prepared by American Capital’s financial advisors for American Capital, American Capital’s board of directors and/or the Strategic Review Committee, (ii) copies of any process letters, requests for proposals, or other formal communication sent by American Capital or American Capital’s financial advisors to prospective strategic partners, including but not limited to any instructions provided to potential bidders, (iii) a summary of the number of parties contacted, non-disclosure agreements executed, parties granted data room access, indications of interest received, bids submitted and parties withdrawn from the process, (iv) the identity of any significant stockholders of American Capital that entered into a similar confidentiality agreement, if any, (v) the material terms of any bid then under consideration by American Capital, including the identity of the bidder, the consideration offered, including the amount and form of consideration, the identity of any financing source and material terms of any such financing and any material conditions to the bid, (vi) a then current update regarding the process status and (vii) certain other information regarding the strategic review process, any proposed transaction, American Capital and its subsidiaries, and American Capital’s business, affiliates and investments in portfolio companies. At the time of entry into such confidentiality agreement, the Elliott Parties held an aggregate position of 31,523,099 in shares and cash settled swaps in American Capital common stock. The confidentiality agreement described in this paragraph expires on April 20, 2017.
The following disclosure amends and supplements the disclosure on page 142 of the Definitive Proxy Statement by removing the fifth full paragraph on such page in its entirety and replacing it with the following:

On April 21, 2016, American Capital’s board of directors met with American Capital’s financial and legal advisors and representatives of management to receive an update on revised bids received in connection with the offer solicitation process for the sale of American Capital or its various business lines, in whole or in part. American Capital’s legal and financial advisors also gave American Capital’s board of directors an update on discussions with the Elliott Parties. At such meeting, representatives of American Capital’s management gave a presentation to American Capital’s board of directors regarding possible strategic alternatives that might be pursued in place of a sale transaction, including the option of an orderly liquidation, as summarized below in the section entitled “Financial Forecasts and Estimates - American Capital Liquidation Forecasts.” According to such presentation, the liquidation process would aim to liquidate American Capital’s portfolio at or near fair value and would expect to be completed within approximately 24 months. Members of American Capital’s board of directors questioned the ability to achieve the values for American Capital discussed at such meeting because they believed, among other things, that (i) the cost savings forecast in such analyses were aggressive, (ii) it might be increasingly difficult for American Capital to receive net asset value for various assets once prospective purchasers had knowledge that American Capital was pursuing a liquidation strategy, (iii) it might be difficult to complete the liquidation process in the projected timeframe and (iv) the discount rates used could be overly optimistic considering, among other issues, political and economic uncertainty.
The following disclosure amends and supplements the disclosure on page 143 of the Definitive Proxy Statement by removing the eighth full paragraph on such page in its entirety and replacing it with the following:

Also on April 27, 2016, American Capital’s board of directors met with American Capital’s financial and legal advisors and representatives of management, principally to receive a presentation regarding the valuation and feasibility of strategic alternatives to a sale transaction. As part of that presentation, American Capital’s board of directors considered a potential valuation for American Capital in a liquidation scenario using liquidation forecasts extending to December 31, 2017, as summarized below in the section entitled “Financial Forecasts and Estimates-

American Capital Liquidation Forecasts.” Such valuation and presentation revised and expanded upon the presentation given by certain representatives of American Capital’s management at the meeting held on April 21, 2016. American Capital’s board of directors discussed the liquidation scenario and implications thereof, including, among other matters, that (i) the execution of the liquidation strategy might have a low likelihood of relative success, (ii) the liquidation scenario included dividends to be paid to stockholders and stock buybacks, which under certain scenarios could result in stockholders receiving different amounts of consideration throughout the course of the liquidation process, and (iii) it might be increasingly difficult for American Capital to receive net asset value for various assets once prospective purchasers had knowledge that American Capital was pursuing a liquidation strategy.
The following disclosure amends and supplements the disclosure on page 145 of the Definitive Proxy Statement by removing the first sentence of the seventh full paragraph on such page in its entirety and replacing it with the following:
On May 7, 2016, the independent director of AGNC and MTGE who had been designated as a point of contact by the independent directors of each of AGNC and MTGE called Mr. Hahl regarding his inquiry of May 5, 2016 concerning whether and on what terms the independent directors of AGNC and MTGE would consider providing consent to the continuation of their respective management agreements with the applicable ACMM subsidiary in connection with a whole company sale of American Capital that included ACMM.
The following disclosure amends and supplements the disclosure on page 147 of the Definitive Proxy Statement by removing the second full paragraph on such page in its entirety and replacing it with the following:
Also on May 11, 2016, the Elliott Parties filed an amendment to their Schedule 13D, reporting an increase (which resulted solely from share buybacks by American Capital) in their ownership of American Capital to approximately 14.4% as of the date thereof, of which approximately 8.7% was held through derivative instruments.
The following disclosure amends and supplements the disclosure on page 148 of the Definitive Proxy Statement by removing the first full paragraph on such page in its entirety and replacing it with the following:
Also on May 12, 2016, at the direction of American Capital’s board of directors, American Capital’s financial advisors informed Party 3 that American Capital was not prepared to enter into an exclusivity agreement with Party 3 because Party 3 had not submitted the highest bid.
The following disclosure supplements the disclosure on page 151 of the Definitive Proxy Statement by adding the following new paragraph immediately following the seventh full paragraph on such page:
Also on May 20, 2016, American Capital instructed its financial advisors that in preparing their financial analysis and opinions, such financial advisors should rely on the financial forecasts provided to them by representatives of American Capital’s management, summarized below in the section “Financial Forecasts and Estimates - American Capital,” because such forecasts represented the best current estimates and judgments of American Capital’s board of directors and management. American Capital also instructed such financial advisors not to use or rely on the liquidation forecasts summarized below in the section “Financial Forecasts and Estimates-American Capital Liquidation Forecasts,” in part because of the American Capital board of directors’ questioning of the ability to achieve the values for American Capital set forth in the liquidation forecasts.
Reasons for the Transactions
American Capital
The following disclosure amends and supplements the disclosure on page 160 of the Definitive Proxy Statement by removing the first full bullet point on such page in its entirety and replacing it with the following:
under confidentiality agreements entered into during American Capital’s strategic review process, third parties may privately request a waiver from American Capital’s board of directors to submit an unsolicited acquisition proposal to American Capital’s board of directors; and

Opinion of Financial Advisors to the American Capital Board of Directors
Credit Suisse Securities (USA) LLC
The following disclosure supplements the disclosure on page 177 of the Definitive Proxy Statement by adding the following new sentence immediately prior to the last sentence of the first full paragraph on such page:
Credit Suisse also analyzed certain information relating to certain selected precedent transactions, in addition to various other analyses, but such analyses were not material to Credit Suisse’s opinion.
Financial Forecasts and Estimates
The following disclosure supplements the disclosure under the heading “Financial Forecasts and Estimates” in the Definitive Proxy Statement by adding the following subsection immediately prior to the subsection entitled “Ares Capital” on page 205 of the Definitive Proxy Statement:
American Capital Liquidation Forecasts

American Capital does not as a matter of course conduct and thereafter make public internal forecasts of various financial scenarios, including liquidation, for American Capital, and American Capital is especially reluctant to make such forecasts for extended periods public due to the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of strategic alternatives to the merger, in April 2016, the Strategic Review Committee oversaw the preparation of non-public, internal financial forecasts regarding American Capital’s balance sheet and income statement for Q4 2015 through Q4 2017, and core and non-core cash flows for each remaining quarter of fiscal year 2016, as well as for each quarter of fiscal year 2017. The non-core asset portfolio includes AC Energy & Infrastructure, American Capital One-Stop Buyouts, CMBS and Structured Products, Commercial Real Estate Portfolio, European Capital Investment Portfolio and selected other investments. Based on such information, American Capital’s board of directors was presented with liquidation scenarios for American Capital. The scenarios and forecasts were discussed and evaluated by American Capital’s board of directors at meetings held on April 21, 2016 and April 27, 2016. American Capital has included a summary of the liquidation scenarios and forecasts below for the purpose of providing American Capital’s stockholders access to certain non-public information that was considered by American Capital’s board of directors for purposes of evaluating strategic alternatives to the merger. Such information may not be appropriate for other purposes. American Capital, based in part on American Capital’s board of directors’ questioning of the ability to achieve the values for American Capital set forth in the liquidation scenarios, as described below, ultimately instructed its financial advisors not to use or rely on these liquidation forecasts in preparing their financial analyses and opinions.

The liquidation scenarios and forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial information or in accordance with GAAP. American Capital’s independent public accountants have not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, such accountants do not express an opinion or any other form of assurance with respect thereto. The reports of such accountants incorporated by reference to this document relate only to American Capital’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The liquidation scenarios and forecasts included below are not being included to influence your decision whether to vote for the merger but because these liquidation scenarios and forecasts were considered by American Capital’s board of directors.

On April 21, 2016, American Capital’s board of directors discussed and evaluated both a base case liquidation scenario and a recession case liquidation scenario. While presented with numeric specificity, these liquidation scenarios were based on numerous variables and assumptions.

The variables and assumptions for the base case scenario include (but are not limited to):

•	originations of assets would be halted, with the exception of any outstanding commitments;

•	exit of all assets to be completed by Q4 2017;

•	the sale of the remainder of ACAM, 3rd party CLO investments, managed CLO co-investments and remaining ACAM co-investments forecast to be sold in Q3 2016 at estimated Q1 2016 fair value;

•	2.5% discount to Q4 2015 fair value on all non-core asset sales where sales processes had not been commenced;

•	gradual exit of Sponsored Finance portfolio at no discount to Q4 2015 fair value;

•	3rd party CLO equity portfolio sold in bulk in Q3 2016 at 10% discount to Q4 2015 fair value;

•
liquidation proceeds being used to repurchase the majority of shares outstanding ($2.0 billion tender offer at 88% of projected NAV in Q3 2016 ($18.50/share) and $800 million tender offer at 88% of projected NAV in Q4 2016 ($18.85/share));

•	additional $250-$300 million of buybacks per quarter from Q1 2017 through Q3 2017;

•	payoff of unsecured bonds and term loan/revolving line of credit in Q3 2016; and

•	additional severance / retention costs to be incurred as entire expense structure eliminated through Q4 2017.

All of the variables and assumptions from the base case scenario were also made for the recession case scenario, except the following:

•	10.0% discount to Q4 2015 fair value on all non-core asset sales, excluding sales already in process where an exit valuation could be reasonably assumed;

•	2.0% annual depreciation on Sponsor Finance assets; and

•	12.5% discount rate assumed to calculate Net Present Value (“NPV”) to shareholders (as opposed to 11% in the base case scenario).
On April 27, 2016, American Capital’s board of directors was presented with a revised liquidation forecast. While presented with numeric specificity, this liquidation forecast was based on numerous variables and assumptions, including (but not limited to):

•	the process aiming to liquidate the portfolio;

•	originations of assets would be halted, with the exception of any outstanding commitments;

•	exit of all assets to be completed by Q4 2017;

•	the sale of ACMM at $575 million achieved in Q3 2016 (ACMM ultimately sold for $562 million);

•	the sale of the remainder of ACAM, 3rd party CLO investments, managed CLO co-investments and remaining ACAM co-investments forecast to be sold in Q3 2016 at estimated Q1 2016 fair value;

•	gradual exit of Sponsored Finance portfolio at no discount to Q4 2015 fair value;

•	2.5% discount to Q4 2015 fair value on all non-core asset sales where sales processes had not been commenced;

•	broad range of sale multiples (Price / Q1 2016 fair value) ranging from about 0.60x - 1.60x at time of sale;

•
liquidation proceeds being used to repurchase the majority of shares outstanding ($2.0 billion tender offer at 80% of projected NAV in Q3 2016 ($17/share) and $850 million tender offer at 79% of projected NAV in Q4 2016 ($18/share));

•	$1.5 billion of dividends paid to stockholders from Q1 2017 through Q4 2017;

•	all options assumed to be exercised by Q1 2017 (majority exercised by Q3 2016);

•	payoff of unsecured bonds and term loan/revolving line of credit in Q3 2016;

•	material up-front expense reductions based on liquidation objectives;

•	post reduction in force, expenses generally decline with asset portfolio over time;

•	additional severance / retention costs to be incurred as entire expense structure eliminated through Q4 2017;

•	majority of assets to be sold at fair value;

•	remaining assets in Q3 2017 associated with Sponsor Finance and non-core investment portfolio to be sold in Q3 2017, with an assumed asset yield of 9.0%;

•	certain asset dispositions valued according to indications of interest for specific business lines received in Q1 2016 via strategic review sales process; and

•	assets are sold at a blended multiple of 1.00x Q1 2016 fair value.

Many of the variables and assumptions described above are inherently subjective and uncertain and are beyond the control of American Capital’s management. Important factors that may affect actual results and cause uncertainties relating to American Capital’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors are discussed in the section entitled “Risk Factors-Risks Relating to American Capital” in this document. The liquidation scenarios and forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results could potentially differ materially from those contained in these liquidation scenarios and forecasts. Accordingly, there can be no assurance that any of the information summarized below would be realized had American Capital’s board of directors opted to pursue the liquidation alternative to the merger.

The inclusion of a summary of these liquidation forecasts in this document should not be regarded as an indication that American Capital or its affiliates, advisors or representatives considered these liquidation forecasts to be predictive of actual future events, and the liquidation forecasts should not be relied upon as such nor should the information contained in the liquidation forecasts be considered appropriate for other purposes. None of American Capital or its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results could not differ materially from the liquidation forecasts, had American Capital’s board of directors opted to pursue the liquidation alternative, and none of them undertakes any obligation to update or otherwise revise or reconcile the liquidation forecasts to reflect circumstances existing after the date the respective liquidation forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since these forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. American Capital does not intend to make publicly available any update or other revision to these liquidation forecasts. None of American Capital, its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding American Capital’s ultimate performance compared to the information contained in these liquidation forecasts or that any of the forecasts results could have been achieved had American Capital’s board of directors opted to pursue the liquidation alternative. American Capital did not provide nor has it made any representation to Ares Capital, in the merger agreement or otherwise, concerning these liquidation forecasts. The below forecasts represent various calculations of a strategic alternative to the merger. American Capital urges all of its stockholders to review American Capital’s financial statements and notes thereto appearing elsewhere in this document for a description of American Capital reported financial results.

The following is a summary of the liquidation scenario and forecasts received by American Capital’s board of directors at the meeting of the board of directors on April 21, 2016.

Liquidation Scenario: Base Case

Financial Statements & Key Metrics

Balance Sheet ($ in millions)	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Total Investment Assets at Fair Value	$ 4,997.7	$ 4,576.5	$ 3,738.2	$ 1,905.9	$ 1,598.2	$ 1,389.8	$ 1,075.3	$ 848.2	$ 0.0
Cash	$ 482.9	$ 505.1	$ 1,377.2	$ 636.5	$ 185.7	$ 117.7	$ 140.6	$ 122.2	$ 0.0
Deferred Tax Assets	$ 198.2	$ 166.3	$ 158.1	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Other Assets	$ 565.4	$ 418.7	$ 78.4	$ 68.6	$ 60.0	$52.5	$ 45.9	$ 40.2	$ 0.0
Total Assets	$ 6,244.2	$ 5,666,6	$ 5,351.8	$ 2,611.0	$ 1,844.0	$ 1,560.1	$ 1,261.9	$ 1,010.6	$ 0.0
Debt Outstanding	$ 1,257.4	$ 889.7	$ 827.2	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Other Liabilities	$ 165.0	$ 144.4	$ 126.3	$ 110.5	$ 96.7	$ 84.6	$ 74.1	$ 64.8	$ 0.0
Total Liabilities	$ 1,422.4	$ 1,034.1	$ $953.5	$ 110.5	$ 96.7	$ 84.6	$ 74.1	$ 64.8	$ 0.0

Total Shareholders’ Equity	$ 4,821.8	$ 4,632.5	$ 4,398.3	$ 2,500.5	$ 1,747.3	$ 1,475.5	$ 1,187.8	$ 945.8	$ 0.0

Income Statement ($ in millions)	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Total Interest Income	$ 159.8	$ 153.0	$ 111.7	$ 125.5	$ 39.7	$ 32.5	$ 27.5	$ 20.7	$ 15.3
Fee Income	$ 13.7	$ 10.2	$ 16.2	$ 5.4	$ 4.4	$ 3.2	$ 4.5	$ 3.3	$ 11.1
Total Interest Expense	($ 20.5)	($ 12.2)	($ 10.6)	($ 5.2)	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Net Investment Income	$ 152.9	$ 151.0	$ 117.3	$ 125.8	$ 44.2	$ 35.7	$ 32.0	$ 24.1	$ 26.4
Total Employee Comp	$ 33.6	$ 45.9	$ 82.2	$ 38.4	$ 34.7	$ 20.9	$ 17.2	$ 13.4	$ 9.7
Total G&A	$ 23.3	$ 13.8	$ 11.7	$ 10.0	$ 8.5	$ 7.4	$ 6.4	$ 5.6	$ 5.0
Total Operating Expenses	$ 56.9	$ 59.7	$ 93.9	$ 48.4	$ 43.2	$ 28.3	$ 23.6	$ 19.1	$ 14.7

Pre-Tax NOI	$ 96.0	$ 91.2	$ 23.4	$ 77.4	$ 1.0	$ 7.3	$ 8.3	$ 5.0	$ 11.7
Net Operating Income	$ 61.9	$ 59.3	$ 15.2	($ 80.7)	$ 1.0	$ 7.3	$ 8.3	$ 5.0	$ 11.7
Net Earnings	($ 226.9)	$ 99.3	$ 20.4	($ 77.7)	$ 3.6	$ 9.8	$ 10.8	$ 7.1	$ 13.8
Dividends	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 959.7

The base case orderly liquidation scenario has an “Implied Yield to trade at 1.0x NAV” equal to 11.0%, cumulative repurchases and dividends to shareholders equal to $5,180 million and cumulative dividends equal to $23.58 per share. Using the “Implied Yield to trade at 1.0x NAV” as the discount rate, the NPV to American Capital shareholders would be equal to $19.65. Using a 15% discount rate, the NPV to American Capital shareholders would be $18.48.

Liquidation Scenario: Recession Case

Financial Statements & Key Metrics

Balance Sheet ($ in millions)	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Total Investment Assets at Fair Value	$ 4,997.7	$ 4,553.3	$ 3,701.4	$ 1,860.3	$ 1,550.3	$ 1,337.0	$ 1,026.9	$ 799.4	$ 0.0
Cash	$ 482.9	$ 505.1	$ 1,370.6	$ 623.8	$ 212.4	$ 138.0	$ 146.0	$ 119.4	$ 0.0
Deferred Tax Assets	$ 198.2	$ 166.3	$ 158.2	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Other Assets	$ 565.4	$ 418.7	$ 78.4	$ 68.6	$ 60.0	$ 52.5	$ 45.9	$ 40.2	$ 0.0
Total Assets	$ 6,244.2	$ 5,643.4	$ 5,308.7	$ 2,552.6	$ 1,822.7	$ 1,527.5	$ 1,218.8	$ 959.1	$ 0.0
Debt Outstanding	$ 1,257.4	$ 889.7	$ 827.2	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Other Liabilities	$ 165.0	$ 144.4	$ 126.3	$ 110.5	$ 96.7	$ 84.6	$ 74.1	$ 64.8	$ 0.0
Total Liabilities	$ 1,422.4	$ 1,034.1	$ 953.5	$ 110.5	$ 96.7	$ 84.6	$ 74.1	$ 64.8	$ 0.0

Total Shareholders’ Equity	$ 4,821.8	$ 4,609.3	$ 4,355.1	$ 2,442.1	$ 1,726.0	$ 1,442.9	$ 1,144.7	$ 894.3	$ 0.0

Income Statement ($ in millions)	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Total Interest Income	$ 159.8	$ 153.0	$ 111.3	$ 124.8	$ 38.9	$ 31.6	$ 26.5	$ 19.9	$ 14.5
Fee Income	$ 13.7	$ 10.2	$ 16.1	$ 5.4	$ 4.3	$ 3.1	$ 4.3	$ 3.2	$ 10.4
Total Interest Expense	($ 20.5)	($ 12.2)	($ 10.6)	($ 5.2)	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Net Investment Income	$ 152.9	$ 151.0	$ 116.8	$ 125.0	$ 43.2	$ 34.7	$ 30.8	$ 23.1	$ 24.8
Total Employee Comp	$ 33.6	$ 45.9	$ 82.2	$ 38.4	$ 34.7	$ 20.9	$ 17.2	$ 13.4	$ 9.7
Total G&A	$ 23.3	$ 13.8	$ 11.7	$ 10.0	$ 8.5	$ 7.4	$ 6.4	$ 5.6	$ 5.0
Total Operating Expenses	$ 56.9	$ 59.7	$ 93.9	$ 48.4	$ 43.2	$ 28.3	$ 23.6	$ 19.1	$ 14.7

Pre-Tax NOI	$ 96.0	$ 91.2	$ 22.9	$ 76.6	($ 0.0)	$ 6.4	$ 7.2	$ 4.0	$ 10.1
Net Operating Income	$ 61.9	$ 59.3	$ 14.9	($ 81.6)	($ 0.0)	$ 6.4	$ 7.2	$ 4.0	$ 10.1
Net Earnings	($ 226.9)	$ 76.0	$ 0.5	($ 92.9)	($ 9.3)	($ 1.5)	$ 0.4	($ 1.3)	$ 6.0
Dividends	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 900.4

The recession case orderly liquidation scenario has an “Implied Yield to trade at 1.0x NAV” equal to 12.5%, cumulative repurchases and dividends to shareholders equal to $5,070 million and cumulative dividends equal to $22.72 per share. Using the “Implied Yield to trade at 1.0x NAV” as the discount rate, the NPV to American Capital shareholders would be equal to $18.50. Using a 15% discount rate, the NPV to American Capital shareholders would be $17.80.

Members of American Capital’s board of directors questioned the ability to achieve the values for American Capital discussed at the April 21, 2016 meeting because they believed, among other things, that (1) the cost savings forecast in such analyses were aggressive, (2) it might be increasingly difficult for American Capital to receive net asset value for various assets once prospective purchasers had knowledge that American Capital was pursuing a liquidation strategy, (3) it might be difficult to complete the liquidation process in the projected timeframe and (4) the discount rates used could be overly optimistic considering, among other issues, political and economic uncertainty.

Revised Liquidation Scenario

On April 27, 2016, American Capital’s board of directors received a presentation containing a revised liquidation forecast. The following table contains key information provided by American Capital in connection with the preparation of such revised liquidation forecast.

($ in millions)	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Investing Activities
Core Investments	$ 198	$ 1,588	$ 233	$ 246	$ 210	$ 231	$ 204
Non-Core Investments	$ 769	$ 86	$ 389	$ 7	$ 90	$ 3	$ 506
Net Cash Provided by Investing Activities	$ 967	$ 1,674	$ 621	$ 253	$ 300	$ 234	$ 711

Distributed Cash Flows
Share Repurchases	($ 275)	($ 2,000)	($ 850)	0	0	0	0
Cash from Options Exercised	$ 16	$ 176	$ 40	$ 16	0	0	0
Dividends Paid	0	0	0	($ 294)	($ 301)	($ 225)	($ 735)
Distributed Cash Flows	($ 259)	($ 1,824)	($ 810)	($ 278)	($ 301)	($ 225)	($ 735)

Based on the above inputs provided by American Capital and certain variables and assumptions noted by members of American Capital’s board of directors, including those set forth above, the implied NPV of American Capital under the liquidation scenario the board of directors considered at its meeting on April 27, 2016, was equal to $4,032 million, or $16.81 per share. American Capital’s board of directors also considered certain sensitivities to such NPV based on different variables and assumptions. American Capital’s board of directors noted that the actual NPV of American Capital in a liquidation scenario would likely be materially different if any of the variables or assumptions changed.

Elliott Settlement Agreement

The following disclosure supplements the disclosure on page 211 of the Definitive Proxy Statement by adding the following new sentence immediately following the last sentence of the first partial paragraph on such page:

Based on documentation provided by the Elliott Parties, the Elliott Parties’ reasonable, documented out-of-pocket fees and expenses materially exceed the $3.0 million reimbursement cap.

DESCRIPTION OF THE MERGER AGREEMENT
Additional Covenants
No Solicitation
The following disclosure amends and supplements the disclosure on page 235 of the Definitive Proxy Statement by removing the last full paragraph in the subsection entitled “No Solicitation” on such page in its entirety and replacing it with the following:
Under confidentiality agreements entered into during American Capital’s strategic review process, third parties may privately request a waiver from American Capital’s board of directors to submit an unsolicited acquisition proposal to American Capital’s board of directors.
NO OFFER OR SOLICITATION
The information in this Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, American Capital has filed with the SEC a joint proxy statement (the "Joint Proxy Statement") of American Capital and Ares Capital Corporation ("Ares Capital"). The Joint Proxy Statement has been mailed or otherwise delivered to stockholders as required by applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO IT, CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the Joint Proxy Statement and other documents filed with the SEC by American Capital, free of charge, from the SEC's website at www.sec.gov and from American Capital's website at www.americancapital.com. Investors and security holders may also obtain free copies of the Joint Proxy Statement and other documents filed with the SEC from American Capital by contacting American Capital's Investor Relations Department at 1-301-951-5917.
PARTICIPANTS IN THE SOLICITATION
American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of American Capital stockholders in connection with the proposed transaction, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement filed with the SEC. The Joint Proxy Statement may be obtained free of charge from the sources indicated above.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This Current Report on Form 8-K contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the merger agreement; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital's classification as a business development company; (13) changes in general economic and/or industry specific conditions; and (14) other risk factors as detailed from time to time in American Capital's and Ares Capital's reports filed with the SEC, including American Capital's and Ares Capital's respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K, the Joint Proxy Statement and other documents filed with the SEC. Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN CAPITAL, LTD.
Dated: December 1, 2016	By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President, General Counsel and Secretary